October 26, 2012

BY EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comment Letter dated October 12, 2012

Oi S.A.

Form 20-F for Fiscal Year Ended December 31, 2011

Filed April 27, 2012

File No. 001-15256

Dear Mr. Spirgel:

By letter dated October 12, 2012, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on the annual report on Form 20-F filed on April 27, 2012 (the “2011 Form 20-F”) by Oi S.A. (the “Company”). This letter provides the Company’s responses to the Staff’s comments. For your convenience, we have reproduced below in bold the Staff’s comments and have provided responses immediately below the comments. All page numbers refer to the 2011 Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2011

Management’s Discussion and Analysis

Financial Expenses, Net, page 108

1.	Please expand your discussion of your results of operations to include a separate discussion of the impact of inflation factors, included arrangements where the amount you will pay or receive is impacted by inflation. We note that your current discussion addresses the impact of inflation combined with interest. Refer to Item 5.A.2 of Form 20-F.

The Company proposes to include disclosures in future fillings to more clearly describe in Management’s Discussion and Analysis—Financial Expenses, Net the arrangements where the amounts payable or receivable are impacted by inflation, as follows:

We have certain assets and liabilities that are indexed to inflation based on the related legal requirements or contractual terms. Following is a description of these arrangements:

Arrangements impacting financial income and expenses:

i.	Related parties and private debentures receivables from Telemar Norte Leste S.A. (“TMAR”) are adjusted by reference to the 4% p.y. compound DI rate variation.

ii.	Provisions for pension funds are accrued based on actuarial assumptions, which contemplate the estimated inflation rate at each year-end;

iii.	Licenses and concessions payable balances are adjusted by reference to the variation of the following inflation indexes:

a.	Telecommunications Service Index (IST) plus 1% p.m., with respect to the 3G licenses; and

b.	General Price Index – Domestic Availability (IGP-DI) plus 1% p.m., with respect to the SMP licenses for the same area of the fixed-line telephony concession.

iv.	Amounts payable relating to the tax refinancing program, are adjusted to reflect the impacts of inflation based on the Special System for Settlement and Custody rate variation; and

v.	Labor, tax and civil provisions for contingencies and the corresponding judicial deposits are adjusted for inflation in accordance with the specific indexes defined by the respective courts or by the labor, tax (Federal, State and Municipal) and civil legislation in force.

The Company proposes to also include disclosures in future fillings to separately present the amounts of the impacts of inflation in financial income and expenses.

The Company advises the Staff that, pursuant with Item 5.A.2 of Form 20-F, the Company discussed the impact of inflation in our operating results, regulated rates and real-denominated debts, specifically on Section 5—Overview (seventh bullet), page 82 and on Section 5—Effects of Adjustment to Our Regulated Rates and Inflation, page 95. The Company has not presented the information required by item 5.A.2 with respect to hyperinflation, since Brazil is not considered to be hyperinflationary pursuant to the criteria set-forth in IAS 29.

Consolidated Statement of Cash Flows, page F-6

2.	In your response to prior comment 1 you identify five types of contracts and/or arrangements which you have adjusted for inflation. Please address the following for each:

•	The source of the inflation index.

•	Identify the inflation index that is used for each assumption and confirm, if true, that the index used is from the same source each reporting period.

•	Clarify if the inflation index is adjusted. Specifically address paragraph AG33(f) of IAS 39 in your response.

•	Clarify if you are legally or contractually required to include an estimated inflation adjustment.

•	Clarify what you mean when you state that you account for the inflation adjustment using the accrual method.

The Company advises the Staff that:

•	The inflation indexes used are from the same source each reporting date.

•

The Company believes that the inflation indexes included in its contracts and arrangements described below do not represent embedded derivatives that would require separate accounting in accordance with paragraph AG33(f) of IAS39 since, in all cases, these indexes are not adjusted and relate to inflation in the Company’s own economic environment. Additionally, the Company advises the Staff that it does not have any leveraged lease contracts that are indexed to inflation.

•

Pursuant to the contracts and arrangements terms described below, the Company is legally entitled and/or contractually required to include inflation adjustments based on the related inflation index. Since the respective inflation indexes are published periodically, the Company does not estimate these indexes.

•

To apply the accrual method to the amounts receivable and payable that are indexed to inflation, the Company calculates inflation to be recorded in the income statement by taking the applicable monthly index and applying the index to the corresponding receivable or payable.

The table below summarizes the remaining information required in comment 2 above:

Contract and/or arrangement	Inflation index	Source of the inflation index

Related parties and private debentures receivables from Telemar Norte Leste S.A. (“TMAR”)	4% p.y. compound DI rate variation	Clearing house—CETIP S.A.

Provisions for pension funds	Estimated inflation rate at each year-end	Brazilian Central Bank

Licenses and concessions payable	Telecommunications Service Index (IST) plus 1% p.m., with respect to the 3G licenses	Brazilian Federal Telecommunications Regulator (Agência Nacional de Telecomunicações), or ANATEL

	General Price Index – Domestic Availability (IGP-DI) plus 1% p.m., with respect to the SMP licenses for the same area of the fixed-line telephony concession	FGV – Fundação Getúlio Vargas

Tax refinancing program	Special System for Settlement and Custody rate variation	Brazilian Central Bank

Labor, tax and civil provisions for contingencies and the corresponding judicial deposits	Specific indexes defined by the respective courts and/or the labor, tax (Federal, State and Municipal) and civil legislation in force

3.	We note that you state that provisions for pension funds are accrued based on actuarial assumptions, which include estimated inflation. Please address each of the following:

•	Identify the actuarial assumptions which include estimated inflation.

•

Identify the inflation index that is used for each assumption and confirm, if true, that the index used is from the same source each reporting period. Specifically address paragraph 78 of IAS 19 in your response. We note your related disclosure on page F-76.

•	Clarify if you are legally or contractually required to include estimated inflation in the assumption. Specifically address paragraph 29(c) of IAS 19 in your response.

•

We note your disclosure on page F-19 that “[t]he present value of the defined benefit is determined by discounting the estimated future cash outflows, using the projected inflation rate plus long-term interest.” We further note on page F-79 that you use a nominal discount rate. Please explain to us why you use an nominal rate when certain of your assumptions include estimated inflation. Specifically address paragraph 79 of IAS 19 in your response.

We respectfully submit that the above references to IAS 19 appear to refer to IAS 19 (Revised 2011). We advise the Staff that the Company has not yet adopted IAS 19 (Revised 2011). However, in the responses, we have included reverences to the corresponding paragraphs in the pre-2011 version of IAS 19 where applicable. The Company advises the Staff that the actuarial assumptions used, which include estimated inflation are the following:

•	Nominal discount rate of actuarial obligation;

•	Estimated inflation rate;

•	Estimated nominal salary increase index;

•	Estimated nominal benefit increase index; and

•	Total expected rate of return on plan assets.

The above assumptions use the inflation rate estimated by the Brazilian Central Bank, which comes from the same source at each reporting date. Considering the paragraph 75 of IAS 19, the Company believes that the above actuarial assumptions used are mutually compatible, since these assumptions contemplate inflation on a consistent basis.

The Company advises the Staff that the pension plans’ by-laws contractually require the payment of benefits in amounts adjusted by inflation. As result and pursuant to paragraph 26(c) of IAS19, the estimated benefit increase index is based on the estimated inflation rate and considered in the calculation of the provisions for pension funds.

The Company uses a nominal discount rate, which is based on the real interest rate on long-term government bonds plus the projected inflation rate. The Company believes that the actuarial assumptions are mutually compatible and the assumptions determined in real (inflation-adjusted) terms, as defined by paragraph 76 of IAS19, would not be more reliable than the nominal assumptions used, since Brazil is not a hyperinflationary economy and, the benefits paid are not index-linked and there is not a deep market in index-linked bonds of the same currency and term.

4.	We note your disclosure on page 15 that you have certain “loans and financing and debentures that were subject to the Taxa de Juros de Longo Prazo, or TJLP.” We also note your disclosure that the TJLP includes an inflation factor. Please tell us how you consider the inflation factor in your application of the effective interest method. Specifically address paragraph 9, AG7 and AG8 of IAS 39 in your response.

The Company advises the Staff that the TJLP is a long-term interest rate determined quarterly by the National Monetary Council (Conselho Monetário Nacional). While this rate may implicitly include an inflation factor, there is not an explicit inflation component that is disclosed separately or quantified by the Brazilian Government. Consequently, the Company proposes to modify the disclosure to clarify this in future filings.

5.	Please expand your disclosure to provide a sensitivity analysis that addresses the inflation risk that you are exposed to at the end of the reporting period, showing how profit or loss and equity would have been affected by changes in the relevant risk variable that were reasonably possible at that date. Refer to paragraphs 40(a), B17, and IG32 of IFRS 7.

The Company proposes to include this disclosure in future filings, in case the amounts involved are significant. The sensitivity analysis would address the impact of inflation on assets and liabilities that are explicitly indexed to inflation based on legal requirements or contractual terms, following the wording below:

A X% increase in inflation on assets and liabilities that are explicitly indexed to inflation would have an adverse impact in the Company’s consolidated net income of approximately R$XXXX thousand.

* * *

The	Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate in advance your time and attention to our comments. Should you have any additional questions or concerns, please contact Mr. Sérgio Aguiar at +55 21 3131-1429, who assisted in preparing the responses to the Staff’s comments.

Very truly yours,

/s/ Alex Waldemar Zornig
Alex Waldemar Zornig
Chief Financial Officer Oi S.A.

cc:	Dean Suehiro, Senior Staff Accountant

Robert S. Littlepage, Jr., Accounting Branch Chief

Paul Fischer, Staff Attorney

Securities and Exchange Commission